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EXHIBIT 21.1
SUBSIDIARIES OF PARK ELECTROCHEMICAL CORP.
     The following table lists Park’s subsidiaries and the jurisdiction in which each such subsidiary is organized.

Name	Jurisdiction of Incorporation
Nelco Products, Inc.	Delaware
Nelco Products Pte. Ltd.	Singapore
Nelco Products Sdn. Bhd.	Malaysia
Nelco STS, Inc.	Delaware
Nelco Technology, Inc.	Delaware
Nelco Technology (Zhuhai FTZ) Ltd.	China
Nelcote, Inc.	Connecticut
Neltec, Inc.	Delaware
Neltec Europe SAS	France
Neltec SA	France
Neluk, Inc.	Delaware
New England Laminates Co., Inc.	New York
New England Laminates (U.K.) Ltd.	England
Park Advanced Product Development Corp.	Delaware
ParkNelco SNC	France
Technocharge Limited	England